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Form of Proxy — Annual and Special Meeting of Extendicare Inc. to be held on May 8, 2006

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management in respect of such matter.

6.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of all other business or matters that may properly come before the Meeting or any adjournment thereof.

7.	Please refer to the accompanying Management Information and Proxy Circular for further information regarding completion of this proxy and other information pertaining to the Meeting.
Proxies submitted must be received by 5:00 p.m., EST, on Thursday, May 4, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free
•	Go to the following web site: www.computershare.com/proxy
•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com — click “Enroll for e-delivery” under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of Extendicare Inc. hereby appoint: David J. Hennigar, Chairman, or failing him H. Michael Burns, Deputy Chairman, or failing him Mel Rhinelander, President and Chief Executive Officer
	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Extendicare Inc. to be held at the TSX Auditorium, 130 King Street West, Toronto, Ontario, Canada on Monday, May 8, 2006 at 4:00 p.m. and at any adjournment thereof.
The Board of Directors and Management recommend that shareholders vote FOR items 1, 2, 3, 4, 5 and 7.
1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. David M. Dunlap			02. George A. Fierheller			03. Dr. Seth B. Goldsmith			04. Mel Rhinelander

05. Charles H. Roadman II, MD

	For	Against
2. Appointment of Auditors
Re-appointment of KPMG LLP as Auditors of the Company for the ensuing year, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix their remuneration.

	For	Against
3. Amendment to Stock Option Plan and Tandem SAR Plan
Amendment to the Company’s Amended and Restated Stock Option and Tandem SAR Plan.

4. Reservation of Additional Shares for Stock Option and Tandem SAR Plan	For	Against
Reservation of an additional 3,400,000 Subordinate Voting Shares for option grants under the Company’s Amended and Restated Stock Option and Tandem SAR Plan.

	For	Against
5. Amendment of Articles
Amendment to the Company’s articles to conform certain provisions of the articles to the current requirements of the Canada Business Corporations Act.

	For	Against
6. Shareholder Proposal
The Shareholder Proposal is set out in the Management Information and Proxy Circular. The Board of Directors and Management recommend that shareholders vote AGAINST item 6.

	For	Against
7. Confirmation of By-law No. 2
Confirmation of By-law No. 2 of the Company, to conform certain provisions of By-law No. 1 of the Company to the current requirements of the Canada Business Corporations Act.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.
If you do not mark the box, or do not return this proxy, it will be assumed you DO NOT want to receive the above interim financial reports .You may however, register online to receive them by mail at www.computershare.com/mailinglist.

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